Issuer Free Writing Prospectus dated July 24, 2014

Relating to Preliminary Prospectus dated July 24, 2014

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration No. 333-196910

INNOCOLL AG

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of American Depositary Shares (the "ADSs") of Innocoll AG and should be read with the preliminary prospectus, dated July 24, 2014 (the “Preliminary Prospectus”), that was included in Amendment No. 3 to the Registration Statement on Form F-1 relating to this offering of our ADSs. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1603469/000157104914003223/t1401338-f1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus. References to “Innocoll,” “us,” “we,” “our,” and “the Company” refer to Innocoll AG and its subsidiaries.

Offering price:	$9.00 per ADS

American Depositary Shares offered by Innocoll AG:	6,500,000 ADSs

Over-allotment option:	975,000 ADSs

The ADSs:	Each ADS represents 1/13.25 ordinary shares.

Ordinary shares to be outstanding immediately after this offering:	1,495,090 ordinary shares, assuming no exercise of the overallotment option

Use of Proceeds:

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $51.5 million, based on an initial offering price of $9.00 per ADS. In addition, during May 2014 and June 2014, we raised approximately $17 million through the sale of equity securities.

We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents for the following purposes:

•     approximately $15 million for the development of XaraColl;

•     approximately $27 million for the development of Cogenzia;

•     approximately $7 million for the development of CollaGUARD;

•     approximately $10 million for expanding our manufacturing infrastructure; and

•     the remainder for general corporate purposes.

We expect that the amounts set forth above for the development of XaraColl and Cogeniza will allow us to complete our currently planned Phase 3 clinical programs for XaraColl in the United States and for Cogenzia in the United States and Europe in DFIs until pivotal data is received, in each case expected for late 2015. For CollaGUARD, subject to the results of our planned pre-IDE meeting with the FDA, we expect that the amount set forth above will allow us to conduct a pivotal trial for its approval in the United States, with pivotal data results expected in 2016.

Amounts included in general corporate purposes include approximately $3 million in bonuses accrued to our employees, including each of our executive officers from 2008 through 2013 but not paid, which are expected to be satisfied following the closing of this offering. We intend to spend approximately $10 million in addition to the amounts set forth above for expanding our manufacturing infrastructure, which we expect to fund either through debt financing or existing cash and revenue.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds other than as described above. The occurrence of unforeseen events or changed market and business conditions, including factors described under “Risk Factors” in the Preliminary Prospectus, could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities.

Dilution:

The initial public offering price per ordinary share underlying our ADSs is substantially in excess of the pro forma net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. Based on the initial public offering price of $9.00 per ADS and the pro forma net tangible book value of our ordinary shares at March 31, 2014, investors in this initial public offering will experience dilution of approximately $5.96 per ADS. The exercise of outstanding options will result in further dilution.

Ordinary Shares to be issued pursuant to anti-dilution protection:	The Company issued 77,924 series E preferred shares and 32,761 ordinary shares in May 2014 and June 2014, respectively, to certain existing shareholders, three new members of our supervisory board and three new investors who are partners of one of the existing shareholders for approximately $12.1 million and $5.1 million, respectively. These shares provide for an anti-dilution right such that, in the event of an initial public offering in which the price per ordinary share equivalent of ADSs is less than 1.2 times the series E stated value (as defined in our articles) per share (€112.52), or the IPO Premium Requirement, the shareholders have agreed to resolve a further capital increase in which the holders will be issued newly issued ordinary shares in an amount such that the weighted average price per share of the newly issued ordinary shares will satisfy the IPO Premium Requirement. Based on the offering price of $9.00 per ADS, these holders will be issued an aggregate of 58,953 ordinary shares to satisfy this anti-dilution protection, having a value, based upon the price of $9.00 per ADS, of $7,030,145.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com; or Stifel, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720 or by email at syndicateops@stifel.com.